**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

07027572

October 22, 2007

**Exemption No : 82-35009**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

**Sub.: Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated October 22, 2007 making disclosures with respect to allotment of 16,00,00,000 Equity Shares of Rs.5 each to AAA Power Systems (Global) Pvt. Ltd on conversion of Warrants. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 22, 2007

The Manager
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122
Fax No : 2272 2037/2039/2041/2061/3719
**BSE Scrip Code: 532709**

Dear Sir,

**Sub : Allotment of 16,00,00,000 Equity Shares of Rs.5 each on conversion of Warrants**

This is to inform you the Company on October 22, 2007, has allotted 16,00,00,000 equity shares of Rs. 5 each for cash at a price of Rs.25.65 (including a premium of Rs. 20.65) per Share to AAA Power Systems (Global) Pvt. Ltd, upon exercise of rights attached to the outstanding warrants of the Company issued on April 28, 2006. These Shares will be subject to lock in up to April 27, 2009.

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to 163,31,30,422 fully paid up equity shares of Rs.5 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 22, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
**NSE Scrip Code: RNRL**

Dear Sir,

**Sub : Allotment of 16,00,00,000 Equity Shares of Rs.5 each on conversion of Warrants**

This is to inform you the Committee of Directors of the Company vide circular resolution dated October 22, 2007, has allotted 16,00,00,000 equity shares of Rs. 5 each for cash at a price of Rs.25.65 (including a premium of Rs. 20.65) per Share to AAA Power Systems (Global) Pvt. Ltd, against the outstanding warrants issued on April 28, 2006. These Shares will be subject to lock in up to April 27, 2009.

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to 163,31,30,422 fully paid up equity shares of Rs.5 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RECEIVED
2007 OCT 26 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 17, 2007

**Exemption No : 82-35009**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

**SUPPL**

Dear Mr. Dudek:

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr.No. | Particulars |
| --- | --- |
| 1. | Letters dated October 17, 2007 accompanied with Unaudited Financial Results for the quarter ended September 30, 2007. |
| 2. | Media Release dated October 17, 2007. |

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 17, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
**NSE Symbol : RNRL**

Dear Sirs,

**Sub : Unaudited Financial Results for the quarter ended September 30, 2007**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended September 30, 2007, which were approved by the Board of Directors at their meeting held on October 17, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

**Unaudited Financial Results for the quarter ended 30th September, 2007**

(Rs.in Lakhs)

| Sr.No. | Particulars | Quarter ended | | Half Year ended | | Fifteen Months ended |
|---|---|---|---|---|---|---|
| | | 30th September, 2007 | 30th September, 2006 | 30th September, 2007 | 30th September, 2006 | 31st March, 2007 Audited |
| 1 | Income from operations | 1,171.84 | 1,246.29 | 3,832.55 | 2,520.12 | 15,068.13 |
| 2 | Other Income | 4,959.54 | 1,111.97 | 8,828.00 | 1,851.27 | 9,947.76 |
| | | 6,131.38 | 2,358.26 | 12,660.55 | 4,371.39 | 25,015.89 |
| 3 | Expenditure | | | | | |
| | (a) Cost of operations | 806.00 | 881.69 | 3,004.58 | 1,818.31 | 12,960.33 |
| | (b) Staff Cost | 49.98 | 23.89 | 97.89 | 31.41 | 148.74 |
| | (c) Depreciation | 175.10 | 212.74 | 348.64 | 419.81 | 1,136.01 |
| | (d) Other Expenses | 454.03 | 199.54 | 873.03 | 422.22 | 2,898.90 |
| 4 | Interest and Finance charges | 1,971.04 | - | 3,985.60 | - | 3,316.92 |
| 5 | Profit before Tax | 2,675.23 | 1,040.40 | 4,350.81 | 1,679.64 | 4,554.99 |
| 6 | Tax Expenses | | | | | |
| | Current Tax | 82.14 | 342.62 | 225.97 | 530.68 | 1,537.74 |
| | Fringe Benefit Tax | 3.02 | 3.25 | 6.00 | 6.60 | 26.31 |
| | Deferred Tax Liabilities | 673.59 | - | 697.58 | 40.48 | 5.16 |
| 7 | Net Profit for the period | 1,916.48 | 694.53 | 3,421.26 | 1,101.88 | 2,985.78 |
| 8 | Paid up Equity Share Capital | 73,656.52 | 67,156.52 | 73,656.52 | 67,156.52 | 73,656.52 |
| | (Face Value Rs.5/- per Share) | | | | | |
| 9 | Reserves (excluding revaluation reserve) | | | | | 51,466.12 |
| 10 | Earnings per share (On Net Profit )(* not annualised) | | | | | |
| | - Basic (Rs.) | 0.13* | 0.05* | 0.23* | 0.08* | 0.23* |
| | - Diluted (Rs.) | 0.15* | 0.05* | 0.28* | 0.08* | 0.32* |
| 11 | Aggregate of Public Share Holding - | | | | | |
| | - No. of Shares | 737,522,280 | 737,521,880 | 737,522,280 | 737,521,880 | 737,522,280 |
| | - Percentage of Shareholding | 50.06 | 54.91 | 50.06 | 54.91 | 50.06 |

Notes:

1. The above results for the quarter ended September 30, 2007 have been subjected to a "Limited Review" by the statutory auditor of the Company, as per the listing agreements entered into with the stock exchanges in India.
2. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their Meeting held on October 17, 2007.
3. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.
4. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.
5. The Company, during the quarter ended September 30, 2007, received 20 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.
6. There was no exceptional / extra ordinary item during the Quarter / Half year ended September 30, 2007.
7. Figures of the previous quarter/period have been regrouped / reclassified wherever considered necessary, and the audited figures given for the previous period are for fifteen months ended on March 31, 2007

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 17, 2007

Anil D. Ambani
Chairman

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 17, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
**NSE Symbol : RNRL**

Dear Sirs,

Sub : **Media Release**

We enclose hereto a copy of the Media Release issued by the company on the unaudited financial results of the company for the quarter ended September 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: as above

**Reliance Natural Resources Limited**
Registered Office: H Block,
1st Floor, Dhirubhai Ambani
Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

# MEDIA RELEASE

## RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 19 CRORE (US$ 4.8 MILLION) FOR THE QUARTER - AN INCREASE OF OVER 176%

## TOTAL INCOME OF Rs 61 CRORE (US$ 15.4 MILLION) FOR THE QUARTER - AN INCREASE OF 160%

## CASH PROFIT OF Rs 21 CRORE (US$ 5.2 MILLION) FOR THE QUARTER – AN INCREASE OF 131%

## NET WORTH OF Rs 1,327 CRORE (US$ 333 MILLION)

**Mumbai, October 17 2007:** Reliance Natural Resources Limited (RNRL) today announced its unaudited financial results for the quarter ended September 30, 2007. The performance highlights are:

- **Net Profit of Rs 19 crore** (US$ 4.8 million) for the quarter ended September 30, 2007, against Rs 7 crore in the corresponding previous period, **an increase of over 176%**
- **Total Income of Rs 61 crore** (US$ 15.4 million) for the quarter ended September 30, 2007, against Rs 24 crore in the corresponding previous period, **an increase of 160%**
- **Cash Profit of Rs 21 crore** (US$ 5.2 million) for the quarter ended September 30,, 2007, against Rs 9 crore in the corresponding previous period, **an increase of 131%**
- **Annualised Earnings Per Share (EPS) of Rs 0.46,** for the quarter ended September 30, 2007

As on September 30, 2007, **the net worth of the company has increased to Rs 1,327 crore** (US$ 333 million).

On October 15, 2007, the Hon'ble Bombay High Court disposed of the Company Application No. 1122 of 2006 filed by the Company against Reliance Industries Limited (RIL), seeking implementation of demerger of gas supply business from RIL with the following conclusions/directions:

- Memorandum of Understanding / family arrangement dated June 18, 2005 (MoU) and its content are binding upon both parties RIL and RNRL.
- The Gas Supply Master Agreement (GSMA) as formed and finalized on January 12, 2006 is in breach of the Scheme of Demerger sanctioned by the Bombay High Court on December 9, 2005 (Scheme).

**Reliance Natural Resources Limited**
Registered Office: H Block,
1st Floor, Dhirubhai Ambani
Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

- The term "suitable arrangement" as referred to in the Scheme needs to be read and interpreted by taking into account the terms of the MOU as well as the Scheme and it is necessary for the working of the Scheme.
- It would be appropriate for both RIL and RNRL to re-negotiate, re-consider and settle the terms of existing GSMA and Gas Supply Purchase Agreement (GSPA) within four months.
- Interim orders granted on May 3, 2007 and June 20, 2007 to continue for further four months.

**Background**

**Reliance Natural Resources Limited (RNRL)**

Reliance Natural Resources Limited (RNRL) is engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration, production and distribution of gas and the mining of coal.

RNRL is a key constituent of the Reliance – Anil Dhirubhai Ambani Group, India's third largest business house. Reliance Anil Dhirubhai Ambani Group currently has market capatalisation of over Rs 2,50,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

RNRL has been awarded four CBM blocks, with an acreage of about 3,251 sq. kms, for the exploration and production of coal bed methane (CBM), making it the second largest CBM player in India in terms of acreage. The Company has applied for Petroleum Exploration License (PEL) for all four blocks to the concerned States Govt.

RNRL has also been awarded an oil and gas block with acreage of about 3,619 Sq. Kms. in the state of Mizoram under the New Exploration Licensing Policy (NELP–VI) for the exploration and production of oil and gas. The company has received PEL for this block to start the exploration activities.

RNRL is pursuing business opportunities in the development of coal blocks and the supply of coal to the power plants.

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 17, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
**BSE Scrip Code : 532709**

Dear Sirs,

Sub : **Media Release**

We enclose hereto a copy of the Media Release issued by the company on the unaudited financial results of the company for the quarter ended September 30, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: as above

**Reliance Natural Resources Limited**
Registered Office: H Block,
1st Floor, Dhirubhai Ambani
Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

# MEDIA RELEASE

## RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 19 CRORE (US$ 4.8 MILLION) FOR THE QUARTER - AN INCREASE OF OVER 176%

## TOTAL INCOME OF Rs 61 CRORE (US$ 15.4 MILLION) FOR THE QUARTER - AN INCREASE OF 160%

## CASH PROFIT OF Rs 21 CRORE (US$ 5.2 MILLION) FOR THE QUARTER – AN INCREASE OF 131%

## NET WORTH OF Rs 1,327 CRORE (US$ 333 MILLION)

**Mumbai, October 17 2007:** Reliance Natural Resources Limited (RNRL) today announced its unaudited financial results for the quarter ended September 30, 2007. The performance highlights are:

- **Net Profit of Rs 19 crore** (US$ 4.8 million) for the quarter ended September 30, 2007, against Rs 7 crore in the corresponding previous period, **an increase of over 176%**
- **Total Income of Rs 61 crore** (US$ 15.4 million) for the quarter ended September 30, 2007, against Rs 24 crore in the corresponding previous period, **an increase of 160%**
- **Cash Profit of Rs 21 crore** (US$ 5.2 million) for the quarter ended September 30,, 2007, against Rs 9 crore in the corresponding previous period, **an increase of 131%**
- **Annualised Earnings Per Share (EPS) of Rs 0.46,** for the quarter ended September 30, 2007

As on September 30, 2007, **the net worth of the company has increased to Rs 1,327 crore** (US$ 333 million).

On October 15, 2007, the Hon'ble Bombay High Court disposed of the Company Application No. 1122 of 2006 filed by the Company against Reliance Industries Limited (RIL), seeking implementation of demerger of gas supply business from RIL with the following conclusions/directions:

- Memorandum of Understanding / family arrangement dated June 18, 2005 (MoU) and its content are binding upon both parties RIL and RNRL.
- The Gas Supply Master Agreement (GSMA) as formed and finalized on January 12, 2006 is in breach of the Scheme of Demerger sanctioned by the Bombay High Court on December 9, 2005 (Scheme).

**Reliance Natural Resources Limited**
Registered Office: H Block,
1st Floor, Dhirubhai Ambani
Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

- The term "suitable arrangement" as referred to in the Scheme needs to be read and interpreted by taking into account the terms of the MOU as well as the Scheme and it is necessary for the working of the Scheme.

- It would be appropriate for both RIL and RNRL to re-negotiate, re-consider and settle the terms of existing GSMA and Gas Supply Purchase Agreement (GSPA) within four months.

- Interim orders granted on May 3, 2007 and June 20, 2007 to continue for further four months.

**Background**

**Reliance Natural Resources Limited (RNRL)**

Reliance Natural Resources Limited (RNRL) is engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration, production and distribution of gas and the mining of coal.

RNRL is a key constituent of the Reliance – Anil Dhirubhai Ambani Group, India's third largest business house. Reliance Anil Dhirubhai Ambani Group currently has market capatalisation of over Rs 2,50,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

RNRL has been awarded four CBM blocks, with an acreage of about 3,251 sq. kms, for the exploration and production of coal bed methane (CBM), making it the second largest CBM player in India in terms of acreage. The Company has applied for Petroleum Exploration License (PEL) for all four blocks to the concerned States Govt.

RNRL has also been awarded an oil and gas block with acreage of about 3,619 Sq. Kms. in the state of Mizoram under the New Exploration Licensing Policy (NELP–VI) for the exploration and production of oil and gas. The company has received PEL for this block to start the exploration activities.

RNRL is pursuing business opportunities in the development of coal blocks and the supply of coal to the power plants.

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 17, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
**BSE Scrip Code : 532709**

Dear Sirs,

**Sub : Unaudited Financial Results for the quarter ended September 30, 2007**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended September 30, 2007, which were approved by the Board of Directors at their meeting held on October 17, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 30th September, 2007

(Rs.in Lakhs)

| Sr.No. | Particulars | Quarter ended | | Half Year ended | | Fifteen Months ended |
|---|---|---|---|---|---|---|
| | | 30th September, 2007 | 30th September, 2006 | 30th September, 2007 | 30th September, 2006 | 31st March, 2007 Audited |
| 1 | Income from operations | 1,171.84 | 1,246.29 | 3,832.55 | 2,520.12 | 15,068.13 |
| 2 | Other Income | 4,959.54 | 1,111.97 | 8,828.00 | 1,851.27 | 9,947.76 |
| | | 6,131.38 | 2,358.26 | 12,660.55 | 4,371.39 | 25,015.89 |
| 3 | Expenditure | | | | | |
| | (a) Cost of operations | 806.00 | 881.69 | 3,004.58 | 1,818.31 | 12,960.33 |
| | (b) Staff Cost | 49.98 | 23.89 | 97.89 | 31.41 | 148.74 |
| | (c) Depreciation | 175.10 | 212.74 | 348.64 | 419.81 | 1,136.01 |
| | (d) Other Expenses | 454.03 | 199.54 | 873.03 | 422.22 | 2,898.90 |
| 4 | Interest and Finance charges | 1,971.04 | - | 3,985.60 | - | 3,316.92 |
| 5 | Profit before Tax | 2,675.23 | 1,040.40 | 4,350.81 | 1,679.64 | 4,554.99 |
| 6 | Tax Expenses | | | | | |
| | Current Tax | 82.14 | 342.62 | 225.97 | 530.68 | 1,537.74 |
| | Fringe Benefit Tax | 3.02 | 3.25 | 6.00 | 6.60 | 26.31 |
| | Deferred Tax Liabilities | 673.59 | - | 697.58 | 40.48 | 5.16 |
| 7 | Net Profit for the period | 1,916.48 | 694.53 | 3,421.26 | 1,101.88 | 2,985.78 |
| 8 | Paid up Equity Share Capital | 73,656.52 | 67,156.52 | 73,656.52 | 67,156.52 | 73,656.52 |
| | (Face Value Rs.5/- per Share) | | | | | |
| 9 | Reserves (excluding revaluation reserve) | | | | | 51,466.12 |
| 10 | Earnings per share (On Net Profit )(* not annualised) | | | | | |
| | - Basic (Rs.) | 0.13* | 0.05* | 0.23* | 0.08* | 0.23* |
| | - Diluted (Rs.) | 0.15* | 0.05* | 0.28* | 0.08* | 0.32* |
| 11 | Aggregate of Public Share Holding - | | | | | |
| | - No. of Shares | 737,522,280 | 737,521,880 | 737,522,280 | 737,521,880 | 737,522,280 |
| | - Percentage of Shareholding | 50.06 | 54.91 | 50.06 | 54.91 | 50.06 |

Notes:

1. The above results for the quarter ended September 30, 2007 have been subjected to a "Limited Review" by the statutory auditor of the Company, as per the listing agreements entered into with the stock exchanges in India.

2. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their Meeting held on October 17, 2007.

3. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

4. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

5. The Company, during the quarter ended September 30, 2007, received 20 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

6. There was no exceptional / extra ordinary item during the Quarter / Half year ended September 30, 2007.

7. Figures of the previous quarter/period have been regrouped / reclassified wherever considered necessary, and the audited figures given for the previous period are for fifteen months ended on March 31, 2007

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 17, 2007

Anil D. Ambani
Chairman

END